Exhibit 21.1

Game Your Game, Inc.

List of Subsidiaries

Subsidiaries	Jurisdiction of Organization
Active Mind Technology Limited	Ireland
Active Mind Technology R&D Limited	Ireland
Altus Sports Group, Inc.(1)	Nevada

(1)	Majority-owned subsidiary of the Registrant.